UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549, U.S.A.

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

COMPAGNIE GENERAL DE GEOPHYSIQUE
(GENERAL GEOPHYSICS CO.)
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE 2 EUROS PER SHARE, AND
AMERICAN DEPOSITORY SHARES
FOR WHICH SUCH ORDINARY SHARES ARE EXCHANGEABLE
 (Title of Class of Securities)

204-386-106 (American Depository Shares)
(CUSIP Number)

Georges Picard
Institut Francais du Petrole
4, Avenue de Bois-Preau
92500 Rueil-Malmaison
France
Tel: 011-33-1-47-52-71-02
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies of all notices should be sent to:

Francine L. Alfandary, Esq.
CMS Bureau Francis Lefebvre - New York
712 Fifth Avenue, 29th Floor
New York, New York 10019
Tel: 212-246-8045

DECEMBER 9, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]


Schedule 13D


CUSIP No. 878546209

1.	Names of Reporting Persons.  I.R.S. Identification Nos.
of above persons (entities only):  Institut Francais du
Petrole.  I.R.S. Identification Nos.: None

2.	Check the appropriate box if a member of a Group (see
instructions):
(a)	[X]
(b)	[   ]

3.	SEC Use Only
_________________________________________________
_________________________________________________

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [__]

6.	Citizenship or Place of Organization: France

7.	Number of Shares Beneficially Owned by each Reporting
Person with Sole Voting Power: 1,436,622

8.	Number of Shares Beneficially Owned by each Reporting
Person with Shared Voting Power: 0

9.	Number of Shares Beneficially Owned by each Reporting
Person with Sole Dispositive Power: 1,436,622

10.	Number of Shares Beneficially Owned by each Reporting
Person with Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,436,622

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):  [___]

13.	Percent of Class Represented by Amount in Row (11):
approximately 12.3%

14.	Type of Reporting Person (See Instructions):  OO



Item 1.	Security and Issuer

	This Statement on Schedule 13D (this "Schedule 13D") pertains to 1,436,622 ordinary shares, nominal value EURO 2 per share ("Ordinary Shares"), and American depository shares ("ADS's"), for which such Ordinary Shares may be exchanged of Compagnie General de Geophysique (General Geophysics Co.), a French societe anonyme with its principal offices located at 1, Leon Migaux, 91341 Massy Cedex, France (the "Issuer"). References herein to Ordinary Shares are references also to ADS's unless the context indicates otherwise.

Item 2.		Identity and Background

	This Schedule 13D is filed by Institut Francais du Petrole, a French etablissement professionnel ("IFP").

	The purpose of IFP, with regard to petroleum, its derivatives and substitutes, and the use thereof, is as follows:

?	To investigate or carry out investigations and research of
importance in furthering scientific knowledge and industrial technology, and to develop the result of its work in all forms;
?	To train personnel so as to render them capable of
participating in the furtherance of, effective dissemination and application of new knowledge;
?	To keep government services, industry, technicians and
researchers documented on scientific knowledge and industrial technology.
?	IFP may, to exploit the results of its activities, acquire
shares in industrial or commercial companies.
?	IFP is organized under the laws of the French Republic. Its
principal place of business is 1 and 4, avenue de Bois-Preau
92852, Rueil-Malmaison Cedex, France. The list of the executive officers and directors, attached hereto as Schedule
I and incorporated herein by reference, contains the following information with respect to each such person: (a) name; (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (c) business address; and (d) citizenship.

	During the last five years, neither IFP nor, to the best knowledge of the IFP, any of the persons named on Schedule I has either: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3		Source and Amount of Funds or Other Consideration

	IFP is a party to a Memorandum of Understanding dated July 2, 2001 ("MOU") with Technip-Coflexip (formerly Technip) and
ISIS (since merged into Technip-Coflexip). An English translation of the MOU is attached hereto as Exhibit 1.

	The MOU permitted ISIS to require IFP to exchange 511,253 ordinary shares of Technip-Coflexip held by IFP against
1,436,622 Ordinary Shares held by ISIS (the "Exchange Promise"). On November 7, 2001, IFP and ISIS committed to two exchange
commitments related to the Exchange Promise.   Pursuant to these
commitments, ISIS was bound to exchange its 1,436,622 shares of Compagnie Generale de Geophysique (CGG) for 511,253 shares of Technip (since renamed Technip-Coflexip) held by IFP, and vice versa. Technip-Coflexip notified IFP on November 27, 2002 that it was triggering the commitments. The exchange was consummated on December 9, 2002, by IFP's exchanging 511,253 ordinary shares of Technip-Coflexip as consideration for 1,436,622 Ordinary Shares. In June 2002, ISIS was merged into Technip-Coflexip.

	IFP had obtained its Technip-Coflexip shares as a result of a public exchange offer by Technip for ISIS (the "ISIS Offer").
IFP formerly held approximately 52.8% of the shares of ISIS and 11.3% of the shares of Technip-Coflexip.



Item 4.		Purpose of the Transaction

IFP acknowledges that according to the Issuer's 2002 Annual
Report on Form 20-F, the Ordinary Shares may be exchanged for ADS's at an exchange rate of five (5) ADS's for each Ordinary
Share.

Pursuant to the MOU, upon the successful completion of the ISIS Offer, IFP entered into the Exchange Agreement with ISIS, by which, subject to certain exceptions, for a one year period beginning one year after the publication of the closing notice announcing the final results of the ISIS Offer, ISIS could require IFP to exchange 511,253 ordinary shares of Technip-Coflexip held by IFP against 1,436,622 Ordinary Shares that ISIS held, that is to say an exchange ratio of 2.81. Thereafter, for the one-year period beginning on the second anniversary of the publication of the closing notice announcing the final results of ISIS Offer, IFP could require ISIS to sell all of the Ordinary Shares held by ISIS to IFP for the 511,253 Technip-Coflexip ordinary shares. In either event, IFP had the option of delivering in lieu of Ordinary Shares the cash equivalent of the Ordinary Shares as of the date of exercise.

ISIS was subsequently merged into Technip-Coflexip.
Technip-Coflexip gave notice pursuant to the Exchange Agreement to IFP on November 27th, 2002 that it was triggering the Exchange
Promise. The exchange of 511,253 Technip-Coflexip ordinary shares for 1,436,622 Ordinary Shares was completed on December
9, 2002 .

Olivier Appert, the President of IFP, and Gerard Fries, an
Executive Vice President of IFP, are members of the Board of Directors of the Issuer. IFP has no present intent to cause any further changes to the Issuer's Board of Directors.

	Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted; (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

	All references to, and descriptions of, the MOU and the Exchange Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the English translations of the MOU and the Exchange Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D and incorporated herein by reference.

Item 5.		Interest In Securities of the Issuer

(a)	As at March 31, 2003, the Reporting Person is the
beneficial owner of 1,436,622 Ordinary Shares that represents approximately 12.3% of the outstanding Ordinary Shares.
(b)	As at March 31, 2003, the Reporting Person has the
sole power to vote and dispose of the 1,436,622 Ordinary Shares beneficially owned.
(c)	The information contained in Items 3 and 4 of this
Schedule 13D is hereby incorporated in its entirety in this Item
5. Except as described in this Schedule 13D, neither the
Reporting Person nor any other person referred to in Schedule 1 attached hereto has acquired any Ordinary Shares during the past
60 days.
(d)	Not applicable
(e)	Not applicable
Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
	The information contained in Item 4 of this Schedule 13D is hereby incorporated in its entirety in this Item 6.
Except as set forth in this Schedule 13D, there are no
contracts, arrangements, understandings or relationships among the persons named in Item 2 and between any such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.		Material to be Filed as Exhibits
Exhibit 1	English translation of the Memorandum of Understanding
dated July 2, 2001 among Institut Francais du Petrole,
ISIS and Technip
Schedule I	List of the Officers and Directors of Institut
Francais du Petrole




SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13D is true, complete and correct.

Date:	July 21, 2003
	Paris, France


							Institut Francais du Petrole

							By: /s/ Georges Picard
							Name: Georges Picard
							Title: Executive Vice
President



Schedule I
to Schedule 13 D
filed by
Institut Francais du Petrole


The name, present principal occupation or employment, business address and country of citizenship of Institut Francais du Petrole's executive officers and directors is as follows:


Executive Officers


Name: 	Olivier APPERT
Job Title:	Chairman and Chief Executive Oficer
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau
                             	92500 Rueil-Malmaison
Citizenship: 	France


Name: 	Edouard FREUND
Job Title: 	Executive Vice President
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau
                             	92500 Rueil-Malmaison
Citizenship: 	France


Name: 	Gerard FRIES
Job Title: 	Executive Vice President
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau,
                             	92500 Rueil-Malmaison
Citizenship: 	France


Name: 	Georges PICARD
Job Title: 	Executive Vice President
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau,
                             	92500 Rueil-Malmaison
Citizenship: 	France



Directors


Name: 	Claude MANDIL
Job title: 	President
Business address: 	Institut Francais du Petrole
                            	4, avenue de Bois-Preau,
                            	92500 Rueil-Malmaison
Citizenship: 	France


Name 	Michel BENEZIT
Job title: 	Directeur Afrique
Business address: 	Total Fina Elf
                             	Tour Coupole
                             	2, Place de la Coupole
                             	6920786 Paris La Defense
Citizenship: 	France


Name: 	Bernard CABARET
Job title: 	President
Business address: 	BRGM
Tour Mirabeau
39-43, Quai Andre Citroen-
75739 Paris Cedex 15
Citizenship: 	France


Name: 	Christian CARRERAS
Job title: 	Reprsentant du Syndicat
Business address: 	3, rue des Cedres
                             	64150-Lagor
Citizenship: 	France


Name: 	Yves COLLIOU
Job title: 	Directeur General Adjoint
Business address: 	GAZ DE FRANCE
                             	23, rue Philibert Delorme
                             	75017 Paris
Citizenship: 	France



Name: 	Pascal COLOMBANI
Job title: 	Associate Director
Business address: 	A.T. Kearney
7, place d'Iena
B.P. 2109
                        75751 Paris Cedex
Citizenship: 	France


Name: 	Alfonso CORTINA
Job title: 	President Directeur General
Business address: 	Societe REPSOL YPF
                             	Paseo de la Castellana
                             	278-280-28046-Madrid
Citizenship: 	Spain


Name: 	Jean-Paul CRESSY
Job title: 	Secretaire National
Business address: 	Federation Chimie Energie CFDT
	47/49, Avenue Simon Bolivar
                             	75950-Paris Cedex 19
Citizenship: 	France


Name: 	Georges DOUIN
Job title: 	Directeur Plan-Produits et Operations
internationales
Business address: 	RENAULT S.A
                      	7eme etage
                       	13-15,Quai Le Gallo
                        92513- Boulogne-Billancourt
Citizenship: 	France


Name: 	Michel de FABIANI
Job title: 	President Europe du groupe BP
Business address: 	BP France
                       	Btiment Newton
                       	Parc St.Christophe
                       	10, avenue de l'Entreprise
                        95866-Cergy Pontoise
Citizenship: 	France




Name: 	Jean Pierre LAMOURE
Job title: 	President Directeur General
Business address: 	Societe SOLETANCHE-BACHY
                        6, rue de Watford
                        92000-Nanterre
Citizenship: 	France


Name: 	Dominique MAILLARD
Job title: 	Directeur General de l'Energie et des Matieres
Premieres
Business address: 	61,bd Vincent Auriol
                        75703-Paris Cedex 13
Citizenship: 	France


Name: 	Charles MATTENET
Job title: 	Direction Gnerale Exploration-Production
               	Directeur Strategie Croissance
Business address: 	Total Fina Elf
                        2, Place de la Coupole
                        92078 Paris La Defense 6
Citizenship: 	France


Name: 	Gerard MEGIE
Job title: 	President
Business address: 	C.N.R.S
                        3, rue Michel-Ange
                        75794-Paris Cedex 16


Name: 		Peter MELLBYE
Job title: 		Executive Vice President
Business address: 	STATOIL
                        N-4035-STAVANGER
Citizenship: 	Norway


Name: 	Robert PEUGEOT
Job title: 	Directeur Innovation et Qualite de PSA
Business address: 	PSA Peugeot Citroen
                        18, rue de Fauvelles
                        92250-La Garenne Colombes
Citizenship: 	France

Name: 		Daniel VALOT
Job title: 	President Directeur General
Business address: 	TECHNIP-COFLEXIP
                        Tour Technip
                        170, Place Henri Regnault
                        92973-Paris La Defense 6
Citizenship: 	France


Name:		Jean-Paul VETTIER
Job title: 	Directeur General
Business address: 	Raffinage/marketing Total Fina Elf
                        Tour Total
                        24, cours Michelet
                        92069-Paris La Defense Cedex
   Citizenship:	      France











CGG Schedule 13D.doc